                                Exhibit 99.1






            OPENTV REPORTS RECORD FIRST QUARTER FINANCIAL RESULTS

 LEADING WORLDWIDE PROVIDER OF DIGITAL INTERACTIVE TELEVISION SOFTWARE POSTS
                       REVENUE INCREASE OF 87 PERCENT

Mountain View, CA -- April 27, 2000  --  OpenTV (Nasdaq and Amsterdam Stock
Exchange: OPTV), the leading worldwide provider of software to enable digital interactive television, today announced financial results for the first quarter ended March 31, 2000.

For the first quarter of 2000, revenues were $10.9 million, an 87 percent increase from the $5.9 million reported for the first quarter of 1999, and a 30 percent increase from the $8.4 million reported for the fourth quarter of 1999.

        * Royalties for the first quarter of 2000 were $7.7 million, an increase of 164 percent from $2.9 million in the first quarter of 1999, and an increase of 63 percent from $4.7 million reported in the fourth quarter of 1999.

        * License fees were $1.3 million for the first quarter of 2000, an increase of 265 percent from $0.4 million in the first quarter of 1999, and an increase of 24 percent from $1.1 million in the fourth quarter of 1999.

        * Services and other revenue for the first quarter of 2000 were $1.9 million, a decrease of 26 percent from $2.6 million for the first quarter of 1999, and a decrease of 26 percent from $2.6 million in the fourth quarter of 1999. The decrease in services and other revenue was attributable to the Company's shift in emphasis from customer-funded development arrangements to revenue sharing application initiatives.

Jan Steenkamp, president and chief executive officer of OpenTV, said, "We are very pleased by our strong first quarter results. OpenTV's momentum continues and is strengthened by the growth of digital interactive television worldwide. We are also experiencing an excellent response from consumers in markets where interactive TV services have been launched. Our progress this quarter also includes new partnerships with network operators that are launching digital interactive television services, as well as with several set-top box manufacturers and content developers."

OpenTV's pro-forma operating expenses, excluding non-cash and non-recurring expenses, were $16.1 million in the first quarter of 2000, a 136 percent increase from $6.8 million in the first quarter of 1999, and a 22 percent increase from $13.3 million in the fourth quarter of 1999. As planned, the Company has significantly increased its research and development expenditures, especially in its applications business, and has expanded its worldwide sales presence to address the rapidly developing global interactive television market opportunity. OpenTV's expanded sales organization won deployment commitments from several new network operators that will generate revenue in future periods. Over the past six months, OpenTV has increased its headcount from 187 to 283 employees. OpenTV also incurred a non-recurring technology development expense of $1.3 million, non-cash expenses of $0.4 million for amortization of purchased technology, $3.2 million for stock-based compensation, and $23.4 million for warrant expense. Including these non-cash and non-recurring charges, OpenTV's operating expenses were $44.4 million for the first quarter of 2000, as compared to $7.0 million in the first quarter of 1999 and $93.3 million in the fourth quarter of 1999.

Excluding the impact of non-cash and non-recurring charges, OpenTV's pro-forma net loss for the first quarter of 2000 was $2.4 million, compared to a pro-forma net loss of $1.0 million in the first quarter of 1999 and $4.0 million for the fourth quarter of 1999. This translates to pro-forma diluted net loss per share of five cents in the first quarter of 2000 compared to three cents in the first quarter of 1999 and 10 cents for the fourth quarter of 1999. Including the impact of non-cash and non-recurring charges, the Company reported a net loss of $30.7 million for the first quarter of 2000, $1.2 million for the first quarter of 1999 and $113.1 million for the fourth quarter of 1999. This translates to a diluted net loss per share of 68 cents for the first quarter of 2000, four cents for the first quarter of 1999 and $2.93 for the fourth quarter of 1999.

As of March 31, 2000, OpenTV had cash and short-term investments of $153.3 million, total assets of $203.9 million, total liabilities of $13.8 million and shareholders equity of $190.1 million.

2000 First Quarter Highlights

OpenTV's results in the first quarter of 2000 included a number of significant achievements. Highlights for the quarter are as follows:



Spyglass Acquisition

* On March 26, 2000, OpenTV announced a definitive agreement to merge with Spyglass Inc. (Nasdaq: SPYG). The Company believes that this merger will strengthen OpenTV's position in the interactive television software market by extending OpenTV's software product to include web browsing. OpenTV will be able to provide Internet-based technology and content in addition to its core interactive video technology, and to deliver a platform that is adaptable to any standard that may develop in the marketplace. In addition, the Company believes that this merger will allow OpenTV to expand its interactive television professional services business by accessing Spyglass' management expertise, personnel and current base of professional services customers. The Company believes that upon completion of the Spyglass merger, OpenTV will be able to provide an interactive television software platform, supported by a professional services team, that has greater functionality and features that will drive additional deployments and opportunities for accelerated revenue growth.

   Under the merger agreement, OpenTV will acquire all of Spyglass' outstanding stock in a tax-free, stock-for-stock transaction. Spyglass stockholders will receive 0.7236 OpenTV Series A Ordinary Shares in exchange for each share of Spyglass common stock. Spyglass stockholders, option holders and warrant holders will receive approximately 14.9 million OpenTV shares and own approximately 18 percent of the combined Company's stock on a fully diluted basis.

OpenTV Joint Venture with EchoStar

* OpenTV formed a joint venture with EchoStar Communications (Nasdaq: DISH) in February 2000 to develop a low-cost, one box solution that includes digital interactive television and hard-drive functionality in a set-top box for the mass TV-viewing market. The Company expects that this partnership will ultimately provide interactive television viewers with a cost-effective product, with broad functionality, that includes features such as video-on-demand, entertainment services and e-commerce capabilities.

   OpenTV purchased a 50 percent interest in the joint venture from Echostar, in exchange for approximately 2.25 million shares of OpenTV Class A Ordinary Shares and contribution of a non-exclusive license to certain OpenTV intellectual property. The shares have been placed in an escrow account until certain milestones, relating to the deployment of OpenTV-enabled set-top boxes, have been met by EchoStar.


OpenAdvantage Program

* OpenTV's developer program was launched in the first quarter and has already secured more than 300 independent OpenTV application developers from around the world. The OpenAdvantage program encourages independent developers to write applications for OpenTV's "open platform". The expanding OpenAdvantage membership continues to drive interactive television deployment for the Company, as well as generate incremental revenues from the sales of authoring tools, training and other products.

Worldwide Network Operators

Four additional network operators committed to deploy interactive television using OpenTV technology, bringing the total number of digital television network operator commitments to 28.

* Quiero Television, Spain's first digital terrestrial network, chose OpenTV as a software provider for interactive television services, which is expected to expand OpenTV's reach into the Spanish digital television market in addition to its existing relationship with Via Digital. Quiero Television has indicated that it intends to launch OpenTV-enabled interactive services to its customers in the second quarter of 2000. Quiero is the second digital terrestrial network operator in Europe, in addition to Senda, the platform operator of the Swedish digital terrestrial network, to select OpenTV's technology.

* Galaxy Latin America (GLA) selected OpenTV's interactive television software solutions for its DIRECTV service in Latin America and the Caribbean. GLA is the exclusive provider of DIRECTV in Latin America where it reaches 27 countries and 96% of the potential market. This recently announced relationship gives OpenTV an initial presence in Latin America and the Caribbean and brings it closer to achieving its vision of providing globally accepted end-to-end digital interactive television solutions.

* PrimaCom AG, Germany's third largest independent cable network operator, chose OpenTV as its software provider for digital interactive television services. PrimaCom plans to launch its first digital interactive television services in Leipzig in May. The interactive services, powered by OpenTV, will later be made available to PrimaCom's 1.35 million household customer base through its advanced broadband hybrid-fibre-coax cable network, which will be extended across Germany.

* E-Vision, (Emirates Cable TV and Multimedia LLC), the United Arab Emirates' first digital cable television network, has chosen OpenTV for its interactive television services platform. Siemens, a worldwide leading systems integrator, won the bid to provide the United Arab Emirates with the countries' first digital cable TV network and led the selection of OpenTV's digital interactive TV solution for E-Vision. E-Vision is a subsidiary of Etisalat -- the United Arab Emirates' (UAE) national provider of telecommunication products and services. E-Vision's initial launch phase covers a total of 20,000 homes and businesses in Abu Dhabi and Dubai. Sharjah will be added soon followed by a rapid expansion of the network nationwide, which encompasses an estimated total of 500,000 homes.

Worldwide Applications Partners

OpenTV also announced several partnerships to develop interactive television applications. Under the agreements, OpenTV will share with its partners the recurring revenues generated by the applications.

* OpenTV has partnered with Commerce.TV to integrate the OpenTV software platform with Commerce.TV's high-volume transaction processing network to be deployed in the U.S. and Canada. Together, the companies intend to offer cable and satellite operators an easy-to-use, enhanced television service at no cost to subscribers, and thereby create a better viewing experience.

* Through a strategic alliance with Health Hero Network, OpenTV intends to bring interactive health content and services to interactive television consumers throughout the world. As a part of OpenTV's vision to continually enhance the viewer experience, OpenTV and the Health Hero Network intend to create the first television "Interactive Health Channel," which will offer personalized health content, community and commerce services.

* OpenTV entered into an applications development agreement with Pacific Digital Media Corporation (PDMC), a digital network operator planning to launch a new satellite-based pay-TV service in Taiwan later this year. Under the terms of the agreement, OpenTV will develop a suite of applications for PDMC and share in a portion of the revenue derived from the applications.

Worldwide Technology Partners
-----------------------------

OpenTV recently announced the following technology partnerships in connection with its efforts to enhance the flexibility and adaptability of its interactive television software platform:

* Nokia Multimedia Terminals Oy and Philips Digital Networks BV have extended their relationship with OpenTV with new agreements to license EN2, OpenTV's next generation interactive television operating system for digital set-top boxes.

* Hughes Network Systems, a division of Hughes Electronics headquartered in the United States, agreed to port OpenTV's EN2 software to its set-top boxes.

* Korea's TechSan Electronics Co. Ltd., Tae Young Telstar Co. Ltd. and Hyundai Digital Technology Co., Ltd. also agreed to port OpenTV's EN2 software to their set-top boxes. OpenTV has now developed partnerships with 29 set-top box manufacturers from around the world.

* Furthering its U.S. cable initiative, OpenTV is in the process integrating its set-top box software with Motorola's conditional access system. Philips Digital Networks has also integrated its Cryptoworks conditional access system with OpenTV. OpenTV is now integrated with seven different conditional access systems.

Company Expansion

* OpenTV expanded its global presence with the opening of new offices in Munich, Germany and Madrid, Spain, increasing the Company's total office count to nine worldwide.

About OpenTV

OpenTV is the leading worldwide provider of software that enables digital interactive television. OpenTV provides a complete end-to-end solution for the development and delivery of interactive services via digital satellite, cable, and terrestrial broadcast. OpenTV set-top box software has been shipped with or installed in more than 6.1 million digital set-top boxes worldwide. To date, OpenTV software solutions have been selected by 28 television network operators worldwide, including British Sky Broadcasting (BSkyB) in the United Kingdom and TPS in France. EchoStar's DISH Network is scheduled to launch interactive services utilizing OpenTV software in the United States in 2000.

The OpenTV set-top box software is licensed to 29 digital set-top box manufacturers, and OpenTV's authoring tools are licensed to more than 100 independent developers and content and service providers. OpenTV is a member of the Digital Video Broadcasting (DVB) project, CableLabs OpenCable initiative and ATSC DASE. OpenTV is a licensee of Personal Java(TM) from Sun Microsystems.

OpenTV is supported by investments from eight leading Internet, broadcast and broadband companies including America Online (NYSE: AOL), General Instrument Corporation (NYSE: GIC), Liberty Digital (Nasdaq: LDIG), News Corporation (NYSE:
NWS), Time Warner (NYSE: TWX) and Shaw Communications (NYSE: SJR) in addition to Sun Microsystems (Nasdaq: SUNW) and MIH Limited (Nasdaq: MIHL).

Worldwide headquarters for OpenTV is located in Mountain View, Calif., with offices in Paris, France, London, England, Madrid, Spain, Munich, Germany, Seoul, South Korea, Tokyo, Japan, Beijing, China, and Sydney, Australia. Information on OpenTV is available at www.opentv.com.

Except for historical information contained herein, this news release contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein, including but not limited to the closing of the merger with Spyglass, Inc., the risk that OpenTV and Spyglass (the ``Combined Company'') businesses will not be integrated successfully and unanticipated costs of such integration, failure of the Combined Company to retain and hire key executives, technical personnel and other employees, failure of the Combined Company to manage its growth, failure of the Combined Company to successfully manage its changing relationship with customers, suppliers and strategic solution center customers, the timely development, acceptance and pricing of new products and services using OpenTV enabled solutions, the impact of competitive products and services, and the pricing of those competitive products and services, and other risk factors detailed in the Registration Statement on Form F-1 and other documents filed from time to time by OpenTV Corp. with the Securities and Exchange Commission. OpenTV undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.


                                 #  #  #  #



(C)1999 OpenTV, Inc. All rights reserved. OpenTV, OpenAuthor, OpenTV Runtime, OpenStreamer and the OpenTV logo are trademarks or registered trademarks of OpenTV, Inc. in the United States and other countries. Java and all Java-based trademarks and logos are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries. All other trademarks are the property of their respective owners.


Contacts:                    Trade/Business Media
                            Carolyn Bretschneider
                          Public Relations Director
                                   OpenTV
                                650-429-5575
                             carolyn@opentv.com

                         Investors/Financial Media
                                Steve Polcyn
                       Director of Investor Relations
                                   OpenTV
                                650-429-5498
                             spolcyn@opentv.com


                               Michael Freitag
                              Kekst and Company
                                212-521-4896
                          michael-freitag@kekst.com

                                OPENTV CORP.
               Unaudited Consolidated Statements of Operations
             (in thousands, except share and per share amounts)
                                                                                      Quarters Ended
                                                                   ---------------------------------------------------
                                                                     March 31,         December 31,       March 31,
                                                                       1999               1999               2000
                                                                   --------------    --------------     -------------
Revenues:
                   Royalties ..................................     $      2,915      $      4,721      $      7,705
                   License fees ...............................              359             1,060             1,312
                   Services and other .........................            2,586             2,613             1,928
                                                                    ------------      ------------      ------------
                                      Total revenues ..........            5,860             8,394            10,945
                                                                    ------------      ------------      ------------
Operating expenses:
                   Services ...................................            1,331             2,499             1,845
                   Research and development ...................            2,228             4,909             8,179
                   Sales and marketing ........................            2,174             3,814             5,028
                   General and administrative .................            1,079             2,037             2,390
                   Amortization of intangible .................                0               383               382
                   Amortization of stock compensation .........              214            10,777             3,224
                   Non-cash warrant expense ...................                0            68,883            23,356
                                                                    ------------      ------------      ------------
                                      Total operating expenses             7,026            93,302            44,404
                                                                    ------------      ------------      ------------
                       Loss from operations ...................           (1,166)          (84,908)          (33,459)

                   Other income/(expense), net ................              (65)              877             2,744
                   Minority interest ..........................                0             2,153                 0
                                                                    ------------      ------------      ------------
                       Net loss ...............................     $     (1,231)     $    (81,878)     $    (30,715)
                   Preferred stock deemed dividend ............                0            31,250                 0
                                                                    ------------      ------------      ------------
                       Net loss attributable to ordinary shares     $     (1,231)     $   (113,128)     $    (30,715)
                                                                    ============      ============      ============
                   Shares used in computing net loss per share,
                         basic and diluted ....................       33,830,583        38,646,742        45,236,028
                                                                    ============      ============      ============
                       Net loss per share, basic and diluted ..     $      (0.04)     $      (2.93)     $      (0.68)
                                                                    ============      ============      ============

                                OPENTV CORP.
               Pro-Forma Consolidated Statements of Operations
             (in thousands, except share and per share amounts)

                                                                                 Quarters Ended
                                                                  -------------------------------------------------
                                                                    March 31,        December 31,        March 31,
                                                                      1999              1999              2000
                                                                  -------------     ------------     -------------
Revenues:
                 Royalties ..................................     $      2,915      $      4,721      $      7,705
                 License fees ...............................              359             1,060             1,312
                 Services and other .........................            2,586             2,613             1,928
                                                                  ------------      ------------      ------------
                                   Total revenues ...........            5,860             8,394            10,945
                                                                  ------------      ------------      ------------
Operating expenses:
                 Services ...................................            1,331             2,499             1,845
                 Research and development ...................            2,228             4,909             6,842
                 Sales and marketing ........................            2,174             3,814             5,028
                 General and administrative .................            1,079             2,037             2,390
                                                                  ------------      ------------      ------------
                                   Total operating expenses .            6,812            13,259            16,105
                                                                  ------------      ------------      ------------
                     Loss from operations ...................             (952)           (4,865)           (5,160)

                 Other income/(expense), net ................              (65)              877             2,744
                                                                  ------------      ------------      ------------
                     Net loss ...............................     $     (1,017)     $     (3,988)     $     (2,416)

                 Shares used in computing net loss per share,
                       basic and diluted ....................       33,830,583        38,646,742        45,236,028
                                                                  ============      ============      ============
                     Net loss per share, basic and diluted ..     $      (0.03)     $      (0.10)     $      (0.05)
                                                                  ============      ============      ============


              Note: The above unaudited pro forma combined consolidated statements of operations exclude the effects of the following (in thousands):

                     -- One-time, non-recurring research and development fee of $2,600, of which $1,337 was amortized during the quarter ended March 31, 2000.

                     -- Amortization of intangibles of $383 and $382 for the quarters ended December 31, 1999 and March 31, 2000, repsecitvely.

                     -- Amortization of non-cash, stock based compensation of $214, $10,777 and $3,224 for the quarters ended March 31, 1999, December 31, 1999, and March 31, 2000, respectively.

                     -- Additional General Instrument non-cash performance warrant expense related to the warrant's variable accounting treatment and quarterly amortization totaling $5,032 and $23,356 for the quarters ended December 31, 1999 and March 31, 2000, respectively.

                     -- Non-Cash warrant expense of $63,851 related to the warrants issued to strategic investors in the quarter ended December 31, 1999.

                     -- Minority stockholder's interest of $2,153 for the quarter ended December 31, 1999.

                     -- Preferred stock deemed dividend of $31,250 for the quarter ended December 31, 1999.


                                OPENTV CORP.
                         CONSOLIDATED BALANCE SHEETS
                    (amounts in thousands of US dollars)


                                                                   December 31  March 31
                                                                     1999        2000
                                                                   ---------   ---------
                Assets

Cash and short-term investments ..............................     $186,535     $153,251
Accounts receivable, net .....................................        6,234        9,909
Prepaid expenses and other current assets ....................        1,698        3,061
Long-term marketable securities ..............................            0       14,255
Property and equipment, net ..................................        5,025        6,360
Long-term private equity investments .........................            0       10,000
Other assets, net ............................................        7,298        7,098
                                                                   --------     --------
                   Total assets ..............................     $206,790     $203,934
                                                                   ========     ========
              Liabilities and shareholders' equity

Accounts payable and accrued liabilities .....................     $  8,665     $  9,285
Deferred revenue .............................................        3,564        4,528
                                                                   --------     --------
                   Total liabilities .........................       12,229       13,813
                                                                   --------     --------
Shareholders' equity:
Total shareholders' equity ...................................      194,561      190,121
                                                                   --------     --------
                    Total liabilities and shareholders' equity     $206,790     $203,934
                                                                   ========     ========